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July 2, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549

Attn: Chris Edwards

Re:	PDL BioPharma, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on June 30, 2020
File No. 000-19756

Ladies and Gentlemen:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated July 2, 2020 (the “Third Letter”) with respect to the above-referenced Revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of PDL BioPharma, Inc. (the “Company”) as set forth below.

The Company’s response set forth in this letter is numbered to correspond to the comment in the Third Letter. All terms used but not defined herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Revised Preliminary Proxy Statement on Schedule 14A, filed on June 30, 2020

Background of the Proposed Dissolution and Plan of Dissolution, page 30

1.	We note your response to prior comment 1. Please revise the Background section to indicate whether you have received any offers for the entire company to date, or advise.

Company’s Response: The Company will revise the disclosure in the “Background of the Proposed Dissolution and Plan of Dissolution” section in response to the Staff’s comment by adding the following sentence to the Company’s definitive proxy statement: “As of the date of this proxy statement, we have not received any offer to purchase the entire company.”

Please do not hesitate to contact me at (858) 523-3950 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Jacob D. Steele

Jacob D. Steele
of LATHAM & WATKINS LLP

cc:	Christopher Stone, PDL BioPharma, Inc.
Nathan Kryszak, PDL BioPharma, Inc.
Edward Imbrogno, PDL BioPharma, Inc.
Cheston J. Larson, Latham & Watkins LLP
Michael A. Treska, Latham & Watkins LLP
Christopher G. Geissinger, Latham & Watkins LLP
James Anderson, PricewaterhouseCoopers LLP